Filed by Apex Technology Acquisition Corporation

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Apex Technology Acquisition Corporation

Commission File No. 001-39048

EXPLANATORY NOTE

We have created a website at www.voteapxt.com to encourage our shareholders to vote on the proposals outlined in our definitive proxy statement, filed on June 2, 2021. Included below are the contents of that website, including a transcript of a pre-recorded video message from Dux Raymond Sy, Chief Brand Officer of AvePoint, Inc., which is included on the website.

Transcript of Pre-Recorded Video Message from Dux Raymond Sy, Chief Brand Officer of AvePoint, Inc.:

Hi APXT shareholders, I have major news for you. I’m Dux Raymond Sy, Chief Brand Officer at AvePoint, and in case you missed it, June 30 is our official merger date. Now, we need you to take action.

For this merger to happen, a straight majority of shares must be voted in favor of the merger. This is the time for shareholders to make their mark. A non-vote is a vote against the merger.

Three easy steps to cast your vote. First, visit voteAPXT.com as soon as possible, but no later than June 30. Second, click the “Vote Now” button. You’ll be asked if you’ve received a letter or email from your broker with a twelve or eighteen digit control number. If you have that number, you can continue to vote online. Third, if you have not received your number yet, no worries. Shareholders can vote at any time by calling 1-888-410-7851.

Remember, for the merger to happen, we need shareholders like you to show up and vote. The sooner the better. Thank you for being a shareholder, and we look forward to your participation in this value creation opportunity.

Text appearing on screen at conclusion of Video Message:

APXT SHAREHOLDERS: CAST YOUR VOTE TO CLOSE THE DEAL WITH AVEPOINT NOW

Text Contents of Website:

Vote now on the APXT + AvePoint merger

The merger is contingent upon the approval of APXT’s shareholders. Now is the time to fully stake your claim in the markets by supporting the APXT shareholder vote. To continue to participate in the value creation opportunity offered by AvePoint, a majority of shareholders like you must vote to approve the merger. If you do not vote, it counts as a vote against the merger.

You must cast your vote as soon as possible and no later than June 30, 2021.

Background

On November 23, 2020, Apex Technology Acquisition Corp. ( “APXT”) announced its merger with AvePoint, Inc. (“AvePoint”), the largest data management solutions provider for Microsoft 365. APXT and AvePoint are seeking your support to complete the proposed merger.

The board of APXT has unanimously recommended that APXT shareholders approve the transaction.

Click here to read a letter from Co-CEOs of APXT, Jeff Epstein and Brad Koenig, explaining why they support the transaction and think you should too.

If you are an APXT shareholder and are an owner of record as of the close of business June 1, 2021, you are eligible to vote. You will receive a proxy card from your brokerage firm with voting instructions. It is very important that you vote as soon as possible after you receive the proxy card.

Frequently Asked Questions

Learn more about commonly asked questions related to the proxy vote.

How do I know if I am eligible to vote?

If you are an APXT shareholder and purchased your shares on or before June 1, 2021 you are eligible to vote.

If you sold your shares after June 1, 2021, you are still eligible to vote.

On what am I being asked to vote?

APXT is seeking shareholder approval for its proposed merger with AvePoint. As an APXT shareholder, you have the right to cast your vote on whether to approve this transaction. Completion of the transaction requires the approval of the shareholders. You’re being asked to vote on:

•	Business Combination Proposal: this is the proposal that that provides for the approval of the business combination itself as described in the business combination agreement and the proxy.

•

Charter Proposals: in order for the merger to happen, we must amend our charter to, among other things, increase the number of shares to allow for the number of shares in the combined entity, change the name of the combined entity to AvePoint, Inc. Without approval of this them, it would be difficult to effectuate the merger properly.

•

Equity Incentive Plan Proposal: approval of this this proposal allows us to continue to be competitive with our peer companies (which all have them) and to get and retain the best talent in our industry.

•	Employee Stock Purchase Program Proposal: This proposal allows us to offer to our employees the ability to purchase stock in the company.

•

Nasdaq Proposals: These are proposals that need to be approved as a Nasdaq listed company to allow us to accept the Pipe investors and issue the equity required as part of the Business Combination Agreement.

•	Adjournment Proposals: this proposal allows us to continue the meeting if we need more time to get additional votes to effectuate the proposals above.

Your vote is very important to us. Please vote as soon as possible. If you do not vote, you are essentially voting against a proposal necessary to properly effectuate the merger properly. The board recommends that you vote YES for all 6 proposals and subparts.

How do I cast my vote?

Click here for instructions on how to cast your vote.

What is the deadline for casting my vote?

All shareholder votes must cast their votes as soon as possible and no later than June 30, 2021.

How does APXT recommend I cast my vote?

The board of directors of APXT unanimously approved the proposed transaction and recommends that shareholders vote to approve.

Click here to read a letter from Co-CEOs of APXT, Jeff Epstein and Brad Koenig explaining why they support the transaction and thinks you should too.

What happens if shareholders approve the transaction?

If the shareholders approve the transaction, APXT will move to complete its merger with AvePoint, subject to customary closing conditions, including any applicable regulatory approvals. Upon closing, AvePoint will begin trading as a publicly-listed company under the ticker symbol “AVPT”

What happens to my shares of APXT if the transaction is approved and completed?

Your shares in APXT will immediately convert to shares in the merged entity, which will trade under the stock ticker “AVPT”.

What happens if shareholders decline to approve the transaction?

If shareholders do not vote to approve the transaction, the merger with AvePoint will not proceed. If you do not vote, it counts as a vote against the merger.

Now is the time to fully stake your claim in the markets by supporting the APXT shareholder vote. To continue to participate in the value creation opportunity offered by AvePoint, a majority of shareholders like you must vote to approve the merger.

How to Vote

Complete Voting Instructions

You must cast your vote as soon as possible and no later than June 30, 2021.

Your individual vote matters.

If you are an APXT shareholder and purchased your shares on or before June 1, 2021 you may cast your vote on the AvePoint transaction.

You should have received a letter or email from your brokerage. On that letter or email you should see your control number.

•	If you see a 18-digit control number click here to vote.

•	If you see a 12-digit control number click here to vote.

If you cannot find the letter or email from your broker, you can still vote by calling 1-888-410-7851.

The board recommends that you vote YES for all 6 proposals and subparts. Click here to learn more.

Important Information for Investors and Shareholders

This communication relates to a proposed transaction between Apex Technology Acquisition Corporation (“APXT”) and AvePoint, Inc. (“AvePoint”). In connection with the proposed transaction, APXT has filed a registration statement on Form S-4 with the SEC, which also includes a document that serves as a prospectus and proxy statement of APXT, referred to as a proxy statement/prospectus. A proxy statement/prospectus will be sent to all APXT shareholders. APXT will file other documents regarding the proposed transaction with the SEC. Before making any voting decision, investors and security holders of APXT are urged to read the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transaction as they become available because they will contain important information about the proposed transaction. Investors and security holders are able to obtain free copies of the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by APXT through the website maintained by the SEC at www.sec.gov.

Participants in the Solicitation

APXT and its directors and officers may be deemed participants in the solicitation of proxies of APXT’s shareholders in connection with the proposed transaction. APXT’s shareholders and other interested persons may obtain, without charge, more detailed information regarding the directors and officers of APXT in the registration statement containing the proxy statement/prospectus which has been filed with the SEC.